Exhibit 99.1

AMARIN REGAINS COMPLIANCE WITH NASDAQ LISTING
REQUIREMENTS

LONDON, United Kingdom, February 11, 2008 – Amarin Corporation plc (NASDAQ: AMRND) today announced that it has received notification from The Nasdaq Stock Market that the Company has regained compliance with the $1.00 per share minimum bid price requirement for continued listing on the Nasdaq Capital Market, pursuant to Nasdaq Marketplace Rule 4320(e)(2)(E)(ii). In the notification, Nasdaq advised that the Company has regained compliance with all continued listing requirements and that this matter is now closed.

Thomas Lynch, Chairman and Chief Executive Officer, commented “We are pleased to receive this notification, as continued listing on Nasdaq is an integral part of our plans to build shareholder value, having recently expanded our pipeline and strengthened our management team.”

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system (CNS) and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms: a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively. In accordance with customary Nasdaq practice, following Amarin’s reverse stock split, which took effect from January 18, 2008, a “D” will be appended to Amarin’s Nasdaq ticker symbol for a period of 20 trading days and during that period Amarin’s Nasdaq ticker symbol will appear as “AMRND”. The ticker symbol will return to “AMRN” on February 19, 2008.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman
Sarah Daly

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